Filed by Expedia, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company: Expedia, Inc.
Commission File No. 000-27429

FOR IMMEDIATE RELEASE

SPECIAL COMMITTEE OF EXPEDIA COMMENTS ON STANDALONE PROSPECTS
FOR EXPEDIA IN LIGHT OF STATEMENTS BY USAI, AFTER CONSULTATION
WITH ADVISORS

BELLEVUE, Washington—July 11, 2002—The Special Committee of the Board of Directors of Expedia, Inc. (NASDAQ: EXPE) today commented on Expedia’s prospects in light of the statements made by USA Interactive (NASDAQ: USAI), Expedia’s majority shareholder, regarding its intent to acquire the remaining shares in Expedia. On June 3, USAI indicated publicly its intent to commence an exchange offer whereby USAI would seek to increase its equity ownership in Expedia to up to 100%. USAI subsequently stated on June 5 that it did not intend to commence an exchange offer in the near future, but has not withdrawn its statement of intent to commence an exchange offer.

The Special Committee was formed to promote the interests of Expedia and the shareholders of Expedia other than USAI and its affiliates. The Special Committee has engaged Morgan Stanley & Co. Incorporated to act as its independent financial advisor and Shearman & Sterling to act as its independent legal counsel to assist the Special Committee in connection with its review and evaluation of the USAI proposal and any offer actually presented by USAI.

The Special Committee, assisted by its advisors, has been reviewing USAI’s proposal since it was received and has conducted a due diligence review of Expedia’s business and prospects as a standalone company, including reviews with management.

Based upon this review, the Special Committee believes that Expedia’s standalone prospects continue to be excellent. “This management team has an outstanding track record of success and has shown its ability to simultaneously build the business at industry-leading growth rates, operate at high levels of profitability, and gain market share from key competitors,” said Special Committee Chairman Greg Maffei. “The Special Committee is highly confident in both the near-term and long-term prospects for Expedia as a standalone company,” Mr. Maffei continued.

“For these reasons, we believe that Expedia’s stock price significantly undervalues the long-term prospects of Expedia. Rather than trading at levels reflecting Expedia’s potential — as we believe should be the case — it appears that Expedia’s stock price has inappropriately become linked to USAI’s stock price based on USAI’s statements.”

If a formal offer is commenced by USAI, the Special Committee intends to promptly advise the minority shareholders of Expedia of its position with respect to such an offer.

Important Disclosures

IF AN EXCHANGE OFFER FOR EXPEDIA SHARES IS COMMENCED, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ USA INTERACTIVE’S EXCHANGE OFFER STATEMENT AND EXPEDIA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THESE DOCUMENTS AND OTHER DOCUMENTS FILED BY EXPEDIA AND USA INTERACTIVE FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, EXPEDIA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING EXPEDIA, INC., 13810 SE EASTGATE WAY, SUITE 400, BELLEVUE, WASHINGTON, 98005, ATTENTION: INVESTOR RELATIONS.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of the Special Committee of Expedia’s Board of Directors with respect to future events, and are based on information currently available to the Special Committee. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. The Special Committee undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.